FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

24 April 2020

(Hong Kong Stock Code: 5)

HSBC Holdings plc

Poll results of 2020 Annual General Meeting

1.       Poll Results

Following its Annual General Meeting ("AGM") held today, HSBC Holdings plc (the "Company") announces the results of the poll vote for each of the resolutions set out in the Notice of AGM.

Resolutions 1 to 7, 10, 12 and 14 to 16 were passed as ordinary resolutions and resolutions 8, 9, 11, 13 and 17 were passed as special resolutions.

In line with the Board's recommendation, resolution 18 was not passed.

The following table shows the votes cast on each resolution:

	VOTESFOR	% OF VOTES CAST	VOTESAGAINST	% OF VOTES CAST	VOTESTOTAL	% OF ISC VOTED*	VOTESWITHHELD
1. To receive the Annual Report and Accounts 2019	9,061,010,216	99.02	89,747,334	0.98	9,150,757,550	44.93	39,719,447
2. To approve the Directors' Remuneration Report	8,842,653,970	96.47	323,238,790	3.53	9,165,892,760	45.01	36,605,397
3. (a) To elect Noel Quinn as a Director	9,154,007,314	99.80	18,742,371	0.20	9,172,749,685	45.04	29,837,067
3. (b) To re-elect Laura Cha as a Director	9,133,962,559	99.58	38,644,371	0.42	9,172,606,930	45.04	29,751,039
3. (c) To re-elect Henri de Castries as a Director	9,056,349,856	98.73	116,154,873	1.27	9,172,504,729	45.04	29,343,134
3. (d) To re-elect Irene Lee as a Director	8,962,518,084	97.70	210,797,540	2.30	9,173,315,624	45.04	28,982,827
3. (e) To re-elect José Antonio Meade Kuribreña as a Director	9,148,900,179	99.74	24,130,533	0.26	9,173,030,712	45.04	29,246,894
3. (f) To re-elect Heidi Miller as a Director	9,151,276,277	99.76	22,032,752	0.24	9,173,309,029	45.04	28,959,296
3. (g) To re-elect David Nish as a Director	9,130,421,212	99.57	39,785,374	0.43	9,170,206,586	45.03	29,079,860
3. (h) To re-elect Ewen Stevenson as a Director	9,136,269,071	99.61	36,154,425	0.39	9,172,423,496	45.04	29,759,612
3. (i) To re-elect Jackson Tai as a Director	9,107,086,414	99.28	66,093,012	0.72	9,173,179,426	45.04	29,064,580
3. (j) To re-elect Mark Tucker as a Director	8,997,867,319	99.00	90,947,881	1.00	9,088,815,200	44.63	113,458,043
3. (k) To re-elect Pauline van der Meer Mohr as a Director	9,057,913,046	98.75	114,903,061	1.25	9,172,816,107	45.04	29,028,718
4. To re-appoint PricewaterhouseCoopers LLP as Auditor of the Company	9,064,834,109	99.56	39,829,502	0.44	9,104,663,611	44.71	97,866,152
5. To authorise the Group Audit Committee to determine the remuneration of the Auditor	9,131,842,633	99.54	42,160,681	0.46	9,174,003,314	45.05	28,607,566
6. To authorise the Company to make political donations	8,971,671,597	98.54	132,626,061	1.46	9,104,297,658	44.71	98,534,059
7. To authorise the Directors to allot shares	8,718,789,898	95.05	453,960,964	4.95	9,172,750,862	45.04	29,200,982
8. To disapply pre-emption rights (special resolution)	9,101,642,155	99.28	65,820,870	0.72	9,167,463,025	45.02	34,303,133
9. To further disapply pre-emption rights for acquisitions (special resolution)	8,976,342,462	97.91	191,180,582	2.09	9,167,523,044	45.02	34,182,594
10. To authorise the Directors to allot any repurchased shares	8,991,433,355	98.04	179,976,405	1.96	9,171,409,760	45.03	30,748,810
11. To authorise the Company to purchase its own ordinary shares (special resolution)	9,058,245,024	98.75	114,891,231	1.25	9,173,136,255	45.04	29,636,687
12. To authorise the Directors to allot equity securities in relation to Contingent Convertible Securities	8,977,658,476	97.92	190,903,636	2.08	9,168,562,112	45.02	33,306,270
13. To disapply pre-emption rights in relation to the issue of Contingent Convertible Securities (special resolution)	8,862,685,779	96.68	304,772,201	3.32	9,167,457,980	45.02	34,278,321
14. To amend the rules of the HSBC Share Plan 2011	9,038,273,325	98.57	130,680,034	1.43	9,168,953,359	45.02	32,749,625
15. To amend the rules of the HSBC Holdings Savings-Related Share Option Plan (UK)	9,086,246,045	99.09	83,712,951	0.91	9,169,958,996	45.03	31,879,244
16. To amend the rules of the HSBC Holdings UK Share Incentive Plan and the HSBC International Employee Share Purchase Plan	9,110,137,201	99.37	57,996,744	0.63	9,168,133,945	45.02	33,834,245
17. To call general meetings (other than an AGM) on 14 clear days' notice (special resolution)	8,326,813,738	90.77	846,376,911	9.23	9,173,190,649	45.04	28,993,334
18. Shareholder requisitioned resolution regarding the Midland Bank defined benefit pension scheme (special resolution)	282,143,318	3.08	8,879,788,198	96.92	9,161,931,516	44.99	39,941,890
*  based on total issued share capital (the "ISC") (excluding 325,273,407 ordinary shares held in treasury) as at 12.01am (London time) on Thursday 23 April 2020.

2.       Other

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Computershare Investor Services PLC, the Company's Share Registrar, acted as scrutineer of the poll on all resolutions.

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Copies of the resolutions passed at the AGM (other than resolutions concerning ordinary business) have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's National Storage Mechanism which is located at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

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As at 12.01am (London time) on Thursday 23 April 2020, the total number of issued ordinary shares of US$0.50 each entitling the holders to attend and vote on all the resolutions at the AGM was 20,365,117,704, which excludes 325,273,407 ordinary shares held in treasury. A 'vote withheld' is not a vote in law and is therefore not counted in the calculation of the proportion of the votes 'for' and 'against' a resolution.

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In accordance with Rule 13.40 of the Hong Kong Listing Rules there were no shares entitling the holder to attend and abstain from voting in favour of any of the resolutions. No shareholder was required under the Hong Kong Listing Rules to abstain from voting.

As at the time of this announcement, the following are Directors of the Company: Mark Tucker*, Noel Quinn, Laura Cha†, Henri de Castries†, Irene Lee†, José Antonio Meade Kuribreña†, Heidi Miller†, David Nish†, Ewen Stevenson, Jackson Tai† and Pauline van der Meer Mohr†.

* Non-executive Group Chairman
† Independent non-executive Director

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Group Company Secretary and Chief Governance Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 24 April 2020